SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 28, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐            Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐            No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

October 28, 2009
Ivanhoe Mines receives US$388 million from Rio Tinto
to advance Oyu Tolgoi copper-gold mining complex in Mongolia
LONDON, ENGLAND — Ivanhoe Mines’ Executive Chairman Robert Friedland announced today that the company has received US$388 million from Rio Tinto to complete Rio Tinto’s Tranche 2 private placement financing announced on October 13, 2009.
Rio Tinto’s equity ownership in Ivanhoe Mines now has increased to 19.7%. The additional funds will be used to help build and commission the open-pit mine and to advance development of the underground block-cave mine at Ivanhoe’s Oyu Tolgoi copper-gold project in Mongolia.
The terms of the private placement were negotiated as part of the original Ivanhoe Mines-Rio Tinto strategic partnership established in October 2006 to develop the Oyu Tolgoi mining complex.
With the receipt of the US$388 million from Rio Tinto, Ivanhoe’s current consolidated cash balance has increased to approximately US$610 million. On a pro forma basis, including a financing by a subsidiary that is expected to close in November, Ivanhoe’s consolidated cash position is expected to increase to US$1.1 billion.
Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the development of the Oyu Tolgoi Project. When used in this document, the words such as “expected,” “intend,” “plan,” “advance” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: October 28, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary